UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  )*

BFC FINANCIAL CORPORATION
(Name of Issuer)
CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
055384101
(CUSIP Number)
Alan B. Levan
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
(954) 940-4900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 30, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	055384101

1	NAMES OF REPORTING PERSONS I.R.E. Properties, Inc. (I.R.S. No. 59-1399725)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		561,017

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		561,017

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	561,017

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	055384101

1	NAMES OF REPORTING PERSONS Levan Enterprises, Ltd. (I.R.S. No. 65-0891608)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		146,865

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		146,865

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	146,865

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	055384101

1	NAMES OF REPORTING PERSONS Florida Partners Corporation (I.R.S. No. 59-2354501)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		133,314

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		133,314

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	133,314

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Amendment to Schedule 13D
     This Amendment to Schedule 13D amends and restates the Schedule 13D and each amendment thereto previously filed by I.R.E. Properties, Inc., Levan Enterprises, Ltd. and Florida Partners Corporation and each of their respective affiliated entities relating to the Class B Common Stock of BFC Financial Corporation.
Item 1: Security and Issuer
     The class of equity securities to which this Amendment to Schedule 13D relates is the Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), of BFC Financial Corporation, a Florida corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309.
Item 2: Identity and Background
     This Amendment to Schedule 13D is filed by I.R.E. Properties, Inc., a Florida corporation (“I.R.E. Properties”), Levan Enterprises, Ltd., a Florida limited partnership (“Levan Enterprises”), and Florida Partners Corporation, a Florida corporation (“FPC,” and collectively with I.R.E. Properties and Levan Enterprises, the “Reporting Persons”). The Reporting Persons have no operations and their sole assets are shares of the Issuer’s common stock. The principal executive offices of each of the Reporting Persons are located at 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309.
     Levan Enterprises is the sole shareholder of I.R.E. Properties and the controlling shareholder of FPC. Levan Enterprises’ sole general partner is Levan General Corp., a Florida corporation 100% owned by Alan B. Levan, Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Levan General Corp. is an investment holding company and its principal executive offices are located at 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309.
     Alan B. Levan is the President and sole director of each of I.R.E. Properties, FPC and Levan General Corp., and George P. Scanlon, Executive Vice President and Chief Financial Officer of the Issuer, is the Executive Vice President of each of I.R.E. Properties and FPC. No other person currently serves as an executive officer or director of either the Reporting Persons or Levan General Corp.
     Messrs. Levan and Scanlon are United States citizens. Other than their employment with the Issuer as described above, Mr. Levan is principally employed as the Chairman of the Board of Directors and Chief Executive Officer of each of BankAtlantic Bancorp, Inc. and Levitt Corporation, and Mr. Scanlon is principally employed as the Executive Vice President and Chief Financial Officer of Levitt Corporation. BankAtlantic Bancorp, Inc.’s principal executive offices are located at 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309. Levitt Corporation’s principal executive officers are located at 2200 West Cypress Creek Road, Fort Lauderdale, Florida 33309.
     During the last five years, neither the Reporting Persons or Levan General Corp., nor to the best of their knowledge, Alan B. Levan or George P. Scanlon, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3: Source and Amount of Funds or Other Consideration
     In order to simplify the Issuer’s corporate structure, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”), dated as of October 18, 2007, with I.R.E. Realty Advisory Group, Inc. (“I.R.E. RAG”), Levan Enterprises and I.R.E. Properties. The Merger Agreement provided for I.R.E. RAG to be merged with and into the Issuer (the “Merger”) and for the Issuer to be the surviving corporation of the Merger. On November 19, 2007, the shareholders of the Issuer approved the Merger. On November 30, 2007, the Merger was consummated.

     Prior to the consummation of the Merger, I.R.E. RAG was approximately 45.5% owned by the Issuer and its sole assets were 4,764,285 shares of the Issuer’s Class A Common Stock and 500,000 shares of the Issuer’s Class B Common Stock. The shareholders of I.R.E. RAG, other than the Issuer, were I.R.E. Properties and Levan Enterprises.
     Pursuant to the terms and conditions of the Merger Agreement, upon consummation of the Merger, I.R.E. Properties received 1,734,200 shares of the Issuer’s Class A Common Stock and 182,000 shares of the Issuer’s Class B Common Stock, and Levan Enterprises received 867,100 shares of the Issuer’s Class A Common Stock and 91,000 shares of the Issuer’s Class B Common Stock, representing the entities’ respective pro rata ownership interests in I.R.E. RAG and the shares of the Issuer’s common stock owned by I.R.E. RAG. The 4,764,285 shares of the Issuer’s Class A Common Stock and 500,000 shares of the Issuer’s Class B Common Stock owned by I.R.E. RAG prior to the Merger were canceled upon consummation of the Merger.
Item 4: Purpose of Transaction
     The information contained in Item 3 above is hereby incorporated by reference. Neither the Reporting Persons or Levan General Corp., nor to the best of their knowledge, Alan B. Levan or George P. Scanlon, currently has any plans that would result in any of the occurrences enumerated in (a) through (j) of this Item, except for the issuance to Messrs. Levan or Scanlon of customary stock options to acquire shares of the Issuer’s Class A Common Stock under the Issuer’s stock incentive plan. Notwithstanding the foregoing, the Reporting Persons, Levan General Corp., Alan B. Levan or George P. Scanlon may in the future make additional investments in the securities of the Issuer, either in the open market or privately negotiated transactions, sell all or any part of its investment in the Issuer or formulate a plan or make a proposal to the Issuer relating to any of the occurrences enumerated in (a) through (j) of this Item, in each case as may be deemed appropriate in light of the circumstances existing from time to time.
Item 5: Interest in Securities of the Issuer
     The Reporting Persons and Levan General Corp. and, to the best of their knowledge, Alan B. Levan, beneficially own shares of the Issuer’s Class B Common Stock as follows:

	Class B Common Stock		Percent of
	Ownership		Class B Common Stock(1)
I.R.E. Properties, Inc.	561,017	(2)(3)	8.2%
Levan Enterprises, Ltd.	146,865	(2)(4)	2.1%
Florida Partners Corporation	133,314	(2)(5)	1.9%
Alan B. Levan	2,101,906	(2)(6)(7)(8)	30.6	%(8)

(1)	Based on 6,877,079 shares of the Issuer’s Class B Common Stock outstanding calculated as follows: (i) the Issuer reported that 7,104,079 shares of its Class B Common Stock were outstanding as of November 2, 2007 in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007; (ii) an aggregate of 273,000 shares of the Issuer’s Class B Common Stock were issued in connection with the Merger; and (iii) an aggregate of 500,000 shares of the Issuer’s Class B Common Stock were canceled in connection with the Merger.

(2)	I.R.E. Properties is 100% owned by Levan Enterprises, and Levan Enterprises may be deemed to be the controlling shareholder of FPC. Levan Enterprises is a limited partnership whose sole general partner is Levan General Corp., a corporation 100% owned by Alan B. Levan. Therefore, Mr. Levan may be deemed to be the beneficial owner of the shares of the Issuer’s Class B Common Stock owned by each of such entities.

(3)	Includes the 182,000 shares of the Issuer’s Class B Common Stock received by I.R.E. Properties in connection with the Merger. I.R.E. Properties has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of such shares.

(4)	Includes the 91,000 shares of the Issuer’s Class B Common Stock received by Levan Enterprises in connection with the Merger. Levan Enterprises has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of such shares.

(5)	FPC has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of such shares.

(6)	Includes 1,200 shares of the Issuer’s Class B Common Stock which are held of record by Mr. Levan’s wife and 71,250 shares of the Issuer’s Class B Common Stock which are subject to plans adopted under Rule 10b5-1 of the Securities Exchange Act of 1934.

(7)	Mr. Levan and John E. Abdo, Vice Chairman of the Board of Directors of the Issuer, have entered into a Shareholders Agreement and Irrevocable Proxy (the “Shareholders Agreement”) with respect to the shares of the Issuer’s Class B Common Stock controlled by them. Under the Shareholders Agreement, Messrs. Levan and Abdo have agreed to vote their shares of the Issuer’s Class B Common Stock in favor of the election of each other to the Issuer’s Board of Directors for so long as they are willing and able to serve as directors of the Issuer, and Mr. Abdo has granted an irrevocable proxy to an entity controlled by Mr. Levan and will obtain the consent of Mr. Levan prior to the sale or conversion of certain of his shares of the Issuer’s Class B Common Stock.

(8)	Mr. Levan may be deemed to have an aggregate beneficial ownership of 2,943,102 shares of the Issuer’s Class B Common Stock, representing approximately 42.8% of the outstanding shares of such stock.
     To the best knowledge of the Reporting Persons and Levan General Corp., George P. Scanlon does not beneficially own any shares of the Issuer’s Class B Common Stock.
     On November 30, 2007, as a result of the consummation of the Merger, I.R.E. RAG ceased to be the beneficial owner of more than 5% of the outstanding shares of the Issuer’s Class B Common Stock and does not currently beneficially own any shares of such stock.
     Other than the shares of the Issuer’s Class B Common Stock received by each of I.R.E. Properties and Levan Enterprises in connection with the Merger, neither the Reporting Persons or Levan General Corp., nor to the best of their knowledge, Alan B. Levan or George P. Scanlon, has effected any transaction in any shares of the Issuer’s Class B Common Stock during the past 60 days.
Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information contained in Item 5 above is hereby incorporated by reference. Other than the Shareholders Agreement, neither the Reporting Persons or Levan General Corp., nor to the best of their knowledge, Alan B. Levan or George P. Scanlon, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.
Item 7: Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of December 14, 2007, by and between I.R.E. Properties, Inc., Levan Enterprises, Ltd. and Florida Partners Corporation

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2007

Date

I.R.E. PROPERTIES, INC.

/s/ Alan B. Levan

Signature

Alan B. Levan/President

Name/Title

December 14, 2007

Date

LEVAN ENTERPRISES, LTD.

By: Levan General Corp.,
its general partner

/s/ Alan B. Levan

Signature

Alan B. Levan/President

Name/Title

December 14, 2007

Date

FLORIDA PARTNERS CORPORATION

/s/ Alan B. Levan

Signature

Alan B. Levan/President

Name/Title

Exhibit 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Amendment to Schedule 13D dated December 14, 2007 with respect to the Class B Common Stock of BFC Financial Corporation. This Joint Filing Agreement shall be filed as an exhibit to such Amendment to Schedule 13D.
Dated: December 14, 2007

I.R.E. PROPERTIES, INC.
By:	/s/ Alan B. Levan
Alan B. Levan,
President

LEVAN ENTERPRISES, LTD.
By:	Levan General Corp., its general partner
	By:	/s/ Alan B. Levan
Alan B. Levan,
President

FLORIDA PARTNERS CORPORATION
By:	/s/ Alan B. Levan
Alan B. Levan,
President